UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-34166
CUSIP: 867652406

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: October 1, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SunPower Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1414 Harbour Way South, Suite 1901
Address of Principal Executive Office (Street and Number)

Richmond, California 94804
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by SunPower Corporation (the “Company”) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on October 24, 2023 (the “Form 8-K”), on October 19, 2023, the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”), based upon the recommendation of management, determined that the Company’s (i) audited financial statements included in the Company’s Annual Report on Form 10-K for the period ended January 1, 2023, filed with the SEC on March 10, 2023 (the “Form 10-K”), (ii) unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2023, filed with the SEC on May 3, 2023 (the “Q1 2023 Form 10-Q”), and (iii) unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2023, filed with the SEC on August 2, 2023 (the “Q2 2023 Form 10-Q,” and collectively, the “Affected Periods”), as well as the relevant portions of any communication which describe or are based on such financial statements, should no longer be relied upon. The Company also disclosed that it plans to restate, as soon as practicable, the financial statements for the Affected Periods in amendments to the Form 10-K, the Q1 2023 Form 10-Q, and the Q2 2023 Form 10-Q, respectively (collectively, the “Restatement”).

As a result of the Restatement, the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2023 (the “Q3 2023 Form 10-Q”) by the prescribed due date without unreasonable effort or expense. The Company is working diligently to complete the Restatement and plans to file the Q3 2023 Form 10-Q as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Eby	(408)	240-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 1, 2023, the Company furnished as Exhibit 99.1 to its Current Report on Form 8-K a press release reporting preliminary results of operations for the quarterly period ended October 1, 2023. The Company’s preliminary financial results remain subject to change.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the financial statements for the Affected Periods and the Q3 2023 Form 10-Q; the Company’s expected third quarter results for the period ended October 1, 2023; and the Company’s expectations with regard to any restated items in its financial statements for the Affected Periods. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the time and effort required to complete the Restatement; any subsequent discovery of additional adjustments to the Company’s previously issued financial statements; the finalization of the Company’s financial statements for the quarterly period ended October 1, 2023; the timing and execution of our restructuring plans; our ability to obtain waivers and consents to our Credit Agreement, and the timing and outcome thereof; our ability to remediate the material weakness related to internal control over financial reporting; and the risks and other important factors discussed under the caption “Risk Factors” in the Form 10-K and the Company’s other filings with the SEC. All forward-looking statements in this Form 12b-25 are based on information currently available to us and speak only as of the date of this Form 12b-25. The Company assumes no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUNPOWER CORPORATION

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2023	By:	/S/ Elizabeth Eby
Elizabeth Eby
Executive Vice President and Chief Financial Officer